

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

September 29, 2016

Richard Brand
Chief Financial Officer
BeyondSpring Inc.
28 Liberty Street, 39th Floor
New York, New York 10005

> **Re:** **BeyondSpring Inc.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form F-1**
> **Submitted September 19, 2016**
> **CIK No. 0001677940**

Dear Mr. Brand:

We have reviewed the response letter dated September 19, 2016 and your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary

Strategy, page 3

1.   We note your response to our prior comment 2. We also note your disclosure on page 3 that "[m]ultiple US-based Phase 1/2 trials of Plinabulin in combination with nivolumab, are in various stages of regulatory approval with initial dosing anticipated in the second half of 2016." As such, it does not appear that you have initiated a Phase 1 clinical trial for Plinabulin in combination with nivolumab, as your table of your pipeline product candidates on pages 4 and 91 suggest. Please revise your table of your pipeline product candidates to reflect the actual, and not the anticipated, status of Plinabulin in combination with nivolumab as of the latest practicable date.

Use of Proceeds, page 68

2.   We note your response to our prior comment 6. Please clarify whether you believe the proceeds from this offering will allow you to fund the clinical development of Plinabulin in NSCLC patients with KRAS mutations through completion of all required clinical trials. Additionally, please disclose the anticipated stage of development that you estimate the proceeds from this offering will allow you to reach with respect to clinical development of BPI-002 and BPI-003.

Business

Immuno-oncology, page 89

3.   We note your disclosure that UCSD and the Fred Hutchinson Center, together with the University of Washington, plan to launch investigator-initiated Phase 1/2 trials of Plinabulin in combination with nivolumab in patients with advanced NSCLC who have failed one or more previous therapies. We also note your disclosure that UCSD's IND for the Phase 1/2 clinical trials went into effect in June 2016. To the extent that you are party to any agreements governing the rights to the research, please disclose the material terms of such agreements. Please also file such agreements as exhibits to the registration statement. In the alternative, please provide your analysis supporting your determination that you are not substantially dependent on the agreements.

Item 7. Recent Sales of Unregistered Securities

4.   We note your response to our prior comment 20 regarding the exemption from registration claimed and the facts relied upon to make the exemption available. Please revise your disclosure in this section to briefly state the facts relied upon to make the exemption available for each of the unregistered sales listed. Please refer to Item 701(d) of Regulation S-K.

        You may contact Vanessa Robertson at (202) 551-3649 or Angela Connell at (202) 551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at (202) 551-6553 or Christina Thomas at (202) 551-3577 with any other questions.

                                        Sincerely,

                                        /s/ Suzanne Hayes

                                        Suzanne Hayes
                                        Assistant Director
                                        Office of Healthcare and Insurance

cc: Andrea L. Nicolas, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP